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                              July 26, 2021

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed July 13, 2021
                                                            File No. 024-11325

       Dear Mr. Frazier:

               We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

              Unless we note otherwise, our references to prior comments are to comments in our July
       7, 2021 letter.

       Post Qualification Amendment on Form 1-A filed July 13, 2021

       General

   1.                                                   We note your response
to comment 1 and that you expect that a fully executed
                                                        subscription agreement
will be accepted or rejected within approximately 30 days of receipt. Additionally,
we continue to note that you have the right to reject any
                                                        subscription for any or
no reason. As such, it appears that your offering is not a
                                                        continuous offering.
Please provide further analysis as to why you believe this is not a delayed offering
prohibited by Rule 251(d)(3)(i)(F) of Regulation A.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Ryan Frazier
Arrived Homes, LLC
July 26, 2021
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Jonathan Burr at 202-551-5833 if you
have any questions.



                                                           Sincerely,
FirstName LastNameRyan Frazier
                                                           Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                           Office of Real
Estate & Construction
July 26, 2021 Page 2
cc:       John Rostum, Esq.
FirstName LastName